Unaudited Interim Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2019

Gol Linhas Aéreas Inteligentes S.A.

Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2019

Contents

Unaudited interim consolidated statements of financial position	02
Unaudited interim consolidated statements of operations	04
Unaudited interim consolidated statements of comprehensive income	05
Unaudited interim consolidated statements of changes in equity	06
Unaudited interim consolidated statements of cash flows	07
Notes to the unaudited interim condensed consolidated financial statements	09

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of financial position

As of March 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais - R$)

Statement of financial position

Assets	Note	03/31/2019	12/31/2018

Current assets
Cash and cash equivalents	6	1,880,638	826,187
Short-term investments	7	354,994	478,364
Restricted cash	8	352,662	133,391
Trade receivables	9	824,728	853,328
Inventories	10	187,007	180,141
Recoverable taxes	11.1	278,338	360,796
Other assets		169,135	478,628
Total current assets		4,047,502	3,310,835

Noncurrent assets
Deposits	12	1,706,075	1,612,295
Restricted cash	8	116,661	688,741
Recoverable taxes	11.1	97,630	95,873
Deferred taxes	11.2	91,358	73,822
Derivatives	30	82,767	-
Investments	14	1,255	1,177
Property, plant and equipment	15	5,809,588	2,818,057
Intangible assets	16	1,782,369	1,777,466
Total noncurrent assets		9,687,703	7,067,431

Total assets		13,735,205	10,378,266

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of financial position

As of March 31, 2019 and December 31, 2018

(In thousands of Brazilian Reais - R$)

Liabilities and equity	Note	03/31/2019	12/31/2018

Current liabilities
Loans and financing	17	1,098,101	1,103,206
Leases	18	1,195,907	255,917
Suppliers		1,241,680	1,403,815
Suppliers – Forfaiting	19	326,435	365,696
Salaries		402,910	368,764
Taxes payable	20	100,118	111,702
Landing fees		594,546	556,300
Advances from ticket sales	21	1,337,812	1,673,987
Mileage program		872,886	826,284
Advances from customers		60,764	169,967
Provisions	22	86,011	70,396
Derivatives	30	88,186	195,444
Other liabilities		105,394	99,078
Total current liabilities		7,510,750	7,200,556

Noncurrent liabilities
Loans and financing	17	6,269,667	5,340,601
Leases	18	5,120,201	656,228
Suppliers		88,365	120,137
Provisions	22	834,702	829,198
Mileage program		217,319	192,569
Deferred taxes	11.2	277,673	227,290
Taxes payable	20	6,199	54,659
Derivatives	30	21,523	214,218
Other liabilities		40,385	48,161
Total noncurrent liabilities		12,876,034	7,683,061

Equity
Capital stock	23.1	2,947,201	2,942,612
Advance for future capital increase	23.1	512	2,818
Treasury shares		(126)	(126)
Capital reserves		88,476	88,476
Equity valuation adjustments		(243,203)	(500,022)
Share-based payments reserve		120,970	117,413
Gains on change in interest in investment		759,335	759,984
Accumulated losses		(10,864,951)	(8,396,567)
Deficit attributable to equity holders of the parent		(7,191,786)	(4,985,412)

Non-controlling interests from Smiles		540,207	480,061

Total deficit		(6,651,579)	(4,505,351)

Total liabilities and deficit		13,735,205	10,378,266

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of operations

Three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except basic and diluted earnings (loss) per share)

DRE

	Note	03/31/2019	03/31/2018
Net revenue
Passenger		3,033,553	2,798,857
Cargo and other		177,255	165,410
Total net revenue	26	3,210,808	2,964,267

Operating costs and expenses
Salaries		(573,818)	(483,672)
Aircraft fuel		(995,186)	(884,213)
Aircraft rent		-	(235,421)
Sales and marketing		(133,055)	(127,280)
Landing fees		(196,577)	(187,439)
Services rendered		(149,506)	(130,241)
Maintenance, materials and repairs		(44,294)	(110,324)
Depreciation and amortization		(405,577)	(150,568)
Passenger service expenses		(152,145)	(119,746)
Sale-leaseback transactions		7,924	80,978
Other operating expenses, net		(62,442)	(112,030)
Total operating costs and expenses		(2,704,676)	(2,459,956)

Equity results	14	78	(19)
Income before financial results, net and income taxes		506,210	504,292

Financial results	27
Financial income		102,440	64,639
Financial expenses		(388,203)	(260,987)
Exchange rate variation, net		(115,332)	(21,515)
Total financial results		(401,095)	(217,863)

Income before income taxes		105,115	286,429

Income taxes
Current		(40,048)	(49,293)
Deferred		(29,861)	(16,299)
Total income taxes	11.2	(69,909)	(65,592)

Net income for the period		35,206	220,837

Net income (loss) attributable to:
Equity holders of the parent		(32,307)	147,471
Non-controlling interests from Smiles		67,513	73,366

Basic earnings (loss) per share
Per common share	24	(0.003)	0.012
Per preferred share	24	(0.092)	0.424

Diluted earnings (loss) per share
Per common share	24	(0.003)	0.012
Per preferred share	24	(0.092)	0.418

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of comprehensive income

Three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$)

OCI

	Note	03/31/2019	03/31/2018

Net income for the period		35,206	220,837

Other comprehensive income to be reclassified to profit and loss in subsequent periods	30
Cash flow hedge		256,819	660
Total		256,819	660

Total comprehensive income for the period		292,025	221,497

Comprehensive income for the year attributable to:
Equity holders of the parent		224,512	148,131
Non-controlling interests from Smiles		67,513	73,366

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of changes in equity

Three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$)

					Capital reserves
	Note	Capital stock	Advance for future capital increase	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gains (losses)	Share- based payments	Gains on change in investment reserve	Accumulated losses	Total attributable to equity holders of the parent	Smiles’ non- controlling interests	Total
Balances as of December 31, 2017		2,927,184	-	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of IFRS 9		-	-	-	-	-	-	-	-	1,675	1,675	39	1,714
Net income for the period		-	-	-	-	-	-	-	-	147,471	147,471	73,366	220,837
Other comprehensive income, net		-	-	-	-	-	660	-	-	-	660	-	660
Stock options exercised		1,500	5,799	-	-	-	-	-	-	-	7,299	-	7,299
Capital increase from exercise of stock options in subsidiary		-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments		-	-	-	-	-	-	4,694	-	-	4,694	41	4,735
Effects on change in interest in investment		-	-	-	-	-	-	-	(561)	-	(561)	561	-
Additional dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(6,972)	(6,972)
Balances as of March 31, 2018		2,928,684	5,799	(4,168)	17,783	70,979	(78,656)	124,002	759,984	(7,163,703)	(3,339,296)	479,923	(2,859,373)

Balances as of December 31, 2018		2,942,612	2,818	(126)	17,497	70,979	(500,022)	117,413	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
Initial adoption of IFRS 16 (*)	4.1.1	-	-	-	-	-	-	-	-	(2,436,077)	(2,436,077)	(257)	(2,436,334)
Net income (loss) for the period		-	-	-	-	-	-	-	-	(32,307)	(32,307)	67,513	35,206
Other comprehensive income, net		-	-	-	-	-	256,819	-	-	-	256,819	-	256,819
Stock options exercised	23.1	4,589	(2,306)	-	-	-	-	-	-	-	2,283	-	2,283
Capital increase from exercise of stock options in subsidiary		-	-	-	-	-	-	-	-	-	-	106	106
Share-based payments		-	-	-	-	-	-	3,557	-	-	3,557	384	3,941
Effects on change in interest in investment		-	-	-	-	-	-	-	(649)	-	(649)	649	-
Interest on shareholders’ equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(8,249)	(8,249)
Balances as of March 31, 2019		2,947,201	512	(126)	17,497	70,979	(243,203)	120,970	759,335	(10,864,951)	(7,191,786)	540,207	(6,651,579)

(*) On January 1, 2019, the Company adopted IFRS 16 – “Leases” which resulted in an initial adjustment in accumulated losses. See note 4.1.1.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of cash flows

Three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$)

	03/31/2019	03/31/2018
Operating activities
Net income for the period	35,206	220,837
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	405,577	150,568
Reversal of doubtful accounts	(6,986)	(988)
Provisions for legal proceedings	47,103	72,531
Provisions for inventory obsolescence	22	1,512
Deferred taxes	29,861	16,299
Equity results	(78)	19
Share-based payments	3,941	4,735
Exchange and monetary variations, net	132,817	18,311
Interest on loans and financing and leases	260,297	168,551
Unrealized hedge results	(9,030)	(16,086)
Provision for profit sharing	2,392	15,157
Disposals of property, plant and equipment and intangible assets	2,196	2,500
Other provisions	(50,458)	-
	852,860	653,946

Changes in assets and liabilities:
Trade receivables	36,102	(73,669)
Short-term investments	93,502	10,904
Inventories	(6,888)	(3,935)
Deposits	(41,212)	2,426
Suppliers	(227,717)	(143,270)
Suppliers – Forfaiting	(35,549)	342,060
Advances from ticket sales	(336,175)	(422,652)
Mileage program	71,352	(20,420)
Advances from customers	(109,203)	59,940
Salaries	31,754	1,003
Landing fees	38,246	(107,990)
Taxes obligation	(38,485)	44,821
Derivatives	(64,197)	12,086
Provisions	(38,287)	(48,089)
Operating leases	-	19,876
Other assets (liabilities)	391,121	(70,974)
Interest paid	(189,624)	(150,591)
Income taxes paid	(21,559)	(53,805)
Net cash flows from operating activities	406,041	51,667

Investing activities
Short-term investments of Smiles	29,868	(320,408)
Restricted cash	345,801	(25,117)
Advances for aircraft acquisition	(2,131)	(11,373)
Property, plant and equipment acquisitions	(99,901)	(162,448)
Intangible assets acquisitions	(20,782)	(8,022)
Net cash flows from (used in) investing activities	252,855	(527,368)

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim consolidated statements of cash flows

Three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$)

	03/31/2019	03/31/2018
Financing activities
Loans and financing issued	1,208,246	604,571
Debt issuance and exchange offer costs	(48,829)	(10,742)
Loans and financing payments	(228,289)	(37,751)
Early payment of Senior Notes	(50,320)	(531,907)
Leases payments	(354,926)	(52,970)
Capped call	(102,055)	-
Dividends and interest attributable to shareholders’ equity paid to non-controlling interests of Smiles	(7,371)	-
Capital increase	1,771	1,500
Capital increase in subsidiary from non-controlling interests	106	875
Advance for future capital increase	512	5,799
Net cash flows from (used in) financing activities	418,845	(20,625)

Foreign exchange rate variation on cash held in foreign currencies	(23,290)	1,910

Net increase (decrease) in cash and cash equivalents	1,054,451	(494,416)

Cash and cash equivalents at beginning of the period	826,187	1,026,862
Cash and cash equivalents at end of the period	1,880,638	532,446

Non-cash transactions
Interest on equity, net of taxes	(7,512)	-
Deposits in guarantee for lease agreements	(476)	-
Maintenance reserve	(1,692)	-
Write-off of finance lease agreements	3,501	-
Property, plant and equipment acquisition through Finimp	114,623	-

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.   General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to the Bylaws, the Company's corporate purpose is primarily the exercise of GOL Linhas Aéreas SA ("GLA") shareholder control, of which operates regular and non-scheduled passenger flight transportation services, loyalty programs development, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

As of March 11, 2019, as a result of the second accident involving an aircraft Max 8, and, the security being the Company's number 1 value, by free will and before any communication from the regulatory agencies, the Company’s management decided to suspend the operations of its 7 aircraft of this model.

As a result of this strategy, the Company quickly reconfigured its flight network, causing the least inconvenience to its passengers. The Company did not need and does not intend to interrupt any of its routes due to the suspension of the use of these aircraft.

The use of these aircraft is subject to authorization regulatory authorities from Brazil and from routes destination countries, being mainly the United States of America.

Until the date of issuance of these unaudited interim condensed consolidated financial statements, the Company’s management assessed that there are no indications of losses related to the right of use assets registered under these aircraft and, therefore, no impairment was recorded.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.   Capital structure and net working capital

As of March 31, 2019, the Company held a negative shareholders' equity of R$7,191,786 (R$4,985,412 as of December 31, 2018), the increase resulted from the IFRS 16 – “Leases” adoption, and held a negative consolidated working capital of R$3,463,248 (R$3,889,721 as of December 31, 2018).

GLA is highly sensitive to the economy and also to the U.S. dollar, as approximately 38.4% of its costs are denominated in U.S. dollar and GLA’s capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

The Company implemented several initiatives to adjust its fleet size to the economy growth and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

At the end of 2017, the Company executed initiatives to restructure its balance sheet, equating of the extension of terms and the reduction of the financial cost of its debt structure as a result of an offer made on December 11, 2017, with the funding of funds in the amount of US$500 million with interest rates of 7.1% p.a., partially intended for the amortization of debts with an average rate of 9.8% p.a.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

In October 2018, the Company completed the refinancing of the debentures of its wholly-owned subsidiary GLA, fully amortizing the total amount of R$1,025,000 and issuing a new series of non-convertible and unsecured debentures in the amount of R$887,500, resulting in a reduction of indebtedness of R$137,500. The new debentures were issued with interest of 120.0% of the Interbank Deposit Certificate ("CDI"), representing a substantial reduction compared to the amortized debt, which was 132.0% of CDI. This operation represented additional deleveraging of the Company's balance sheet and better adjusted the generation of GLA's operating cash flows with the amortization of its liabilities.

In March 2019, the Company raised US$300 million through the international offer of exchangeable notes with nominal interest rate of 3.5% p.a.

The Company will continue strengthening its balance sheet management and results in order to guarantee sustainability, including the corporate reorganization described in Note 1.3 of these unaudited interim condensed consolidated financial statements. Management understands that the business plan prepared, presented and approved by the Board of Directors on January 17, 2019, shows strong elements to continue as going concern.

1.2.    Ownership structure

On February 1, 2019, Smiles Fidelidade S.A. ("Smiles Fidelidade") sold its equity interest in the affiliate Netpoints S.A. for R$914.

In the three-month period ended March 31, 2019, there were no other changes in the Company's corporate structure, which is presented below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.3.   Corporate reorganization plan

On October 15, 2018, the Company and its subsidiary Smiles Fidelidade announced to the market a corporate reorganization comprising the intention of ensuring the long-term competitiveness of the Gol Group ("GOL"), through the alignment of interests of all stakeholders, reinforcing a consolidated capital structure, simplifying the corporate governance of the Group companies, reducing operational and administrative costs and expenses, and increasing market liquidity for all GOL shareholders through the merger of Smiles Fidelidade by the subsidiary GLA.

Due to the decision of inadmissibility of the Company's migration to B3's New Market, as well as the new opportunities for structuring the Brazilian air sector, authorized by Provisional Measure No. 863, published on December 13, 2018, which eliminated all restrictions on participation of foreigners in the voting capital of Brazilian airlines, the Company also informed on December 17, 2018 that it is evaluating additional options available for the implementation of the potential merger of the subsidiary Smiles Fidelidade, in light of the new scenario of the Brazilian airline sector which, in Management's opinion, enhances the creation of value for the Company's shareholders by authorizing non-Brazilian control of GLA and other structures present on the Brazilian stock exchange. During the three-month period ended March 31, 2019, there were no additional facts to the above.

1.4.   Compliance program

Since 2016, the Company has taken a series of measures to strengthen and expand its internal control and compliance programs, which were detailed presented in the annual financial statements for the year ended December 31, 2018.

The senior management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2018, the Company entered into an agreement with the Brazilian Federal Public Ministry (the “Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program along with the Federal Public Ministry on not to raise any charges related to activities that are the subject to the Agreement, in addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities Commission (“CVM”) of the external independent investigation hired by the Company and the Agreement, these authorities may impose fines and possibly other sanctions to the Company.

During the three-month period ended March 31, 2019 there was no new developments on this matter.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

2.   Management’s statement, basis of preparation and presentation of the interim condensed consolidated financial statements

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standard IAS No. 34 -  "Interim Financial Information" (“IAS 34”), issued by the International Accounting Standards Board ("IASB").

The unaudited interim condensed consolidated financial statements were prepared using the Brazilian real (“R$”) as the functional and presentation currency and the figures are expressed in thousands of Brazilian reais. The amounts disclosed in other currencies, when necessary, are also reported in thousands. The items disclosed in foreign currencies are identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company continually reviews its judgments, estimates and assumptions.

In preparing the unaudited interim condensed consolidated financial statements the disclosure criteria were used considering regulatory aspects and the relevance of transactions to understand the changes observed in the Company's equity, economic and financial position and its performance since the term related to the last fiscal year ended on December 31, 2018, as well as the updating of relevant information included in the annual financial statements for the year ended December 31, 2018 issued on March 13, 2019.

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The interim condensed consolidated financial statements were prepared based on the historical cost, except for certain financial assets and liabilities measured at fair value when applicable, and investments measured by the equity method of accounting at the Parent Company.

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments comprising exclusive investment funds measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments recorded by the equity method.

The Company’s unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.1.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

3.   Approval for issuance of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements were authorized for issue by Management on April 30, 2019.

4.   Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements presented were prepared based on accounting policies, accounting practices and calculation methods adopted in the preparation of the annual financial statements for the year ended December 31, 2018, in which they are presented in detail, except for the adoption of IFRS 16 - "Leases", presented in Note 4.1 of these unaudited interim condensed consolidated financial statements.

4.1.         New standards and accounting pronouncements adopted in the three-month period ended March 31, 2019

4.1.1.    IFRS 16 - “Leases”

IFRS 16 – Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective method, therefore, in accordance with IFRS 16, did not restate comparative information and balances. Within the modified retrospective method, the Company chose to adopt the following transition practical expedients and exemptions:

•         the Company used hindsight, such as in determining the lease term and considering extensions and renegotiations throughout the agreement; and

•         the Company applied a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

The Company assessed the impacts arising from the adoption of this standard, considering the above-mentioned assumptions, and will record 120 aircraft and flight equipment lease agreements and 14 other lease agreements as right-of-use, and the effects of the initial adoptions are shown in the table below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Assets (a)	Liabilities (b)	Equity (a-b)
Operating leases	-	(219,728)	219,728
Right of use - Aircraft and flight equipment	2,892,836	5,540,621	(2,647,785)
Right of use - Other	41,420	49,975	(8,555)
Deferred tax - Smiles (*)	-	-	278
Net effect	2,934,256	5,370,868	(2,436,334)

(*) The amount refers to the tax credit constituted from the initial adoption of IFRS 16 recorded in the deferred tax asset of the subsidiary Smiles Fidelidade.

The Company assessed the estimated impacts arising from deferred taxes over IFRS 16 adjustments which will be recorded in the accumulated losses as of January 1, 2019 and should not record the corresponding tax effects in accordance to IAS 12 – “Income Taxes”, since GLA has history of losses in recent years.

As a consequence of the adoption of IFRS 16, the Company’s recorded some reclassifications in the balance sheet as of December 31, 2018, presented for comparison purposes, as shown below:

	12/31/2018
	As previously reported	Reclassification	Reclassified

Current liabilities
Loans and financing	1,223,324	(120,118)	1,103,206
Leases	-	255,917	255,917
Operating leases	135,799	(135,799)	-

Noncurrent liabilities
Loans and financing	5,861,143	(520,542)	5,340,601
Leases	-	656,228	656,228
Operating leases	135,686	(135,686)	-

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.1.2.       IFRIC 23 - “Uncertainty Over Income Tax Treatments”

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 - “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 is effective since January 1, 2019, based on the evaluation made by the Company’s Management concluded that there are no impacts or needs of additional disclosure in these unaudited interim condensed consolidated financial statements arising from the application of this interpretation.

4.2.         New accounting standards and pronouncements not yet adopted

There are no other standards and interpretations issued and not yet adopted that may have a significant impact on the results or equity disclosed by the Company.

5.   Seasonality

The Company expects its revenues and operating results for its flights to reach their highest levels during the summer and winter holidays in January and July, respectively, and in the last two weeks of December during the holiday season of year end. Given the large proportion of fixed costs, this seasonality tends to cause variations in the operating results between the quarters of the year.

6.   Cash and cash equivalents

	03/31/2019	12/31/2018

Cash and bank deposits	60,069	157,970
Cash equivalents	1,820,569	668,217
Total	1,880,638	826,187

The breakdown of cash equivalents is as follows:

	Weighted average rate (p.a.)	03/31/2019	12/31/2018

Private bonds	86.8% of CDI rate	3,972	74,819
Government bonds	88.1% of CDI rate	92	39
Investment funds	99.3% of CDI rate	682,545	307,499
Local currency		686,609	382,357

Private bonds	2.5%	1,121,427	285,860
Investment funds	35.4%	12,533	-
Foreign currency		1,133,960	285,860

Total		1,820,569	668,217

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.   Short-term investments

	Weighted average rate (p.a.)	03/31/2019	12/31/2018

Government bonds	100.7% of CDI rate	11,848	21,100
Investment funds	103.8% of CDI rate	343,146	365,249
Local currency		354,994	386,349

Private bonds	-	-	92,015
Foreign currency		-	92,015

Total		354,994	478,364

8.   Restricted cash

	Weighted average rate (p.a.)	03/31/2019	12/31/2018

Deposits in guarantee of letter of credit	98.8% of CDI rate	144,397	100,394
Escrow deposits (a)	95.0% of CDI rate	32,476	72,089
Escrow deposits for hedge margin	100.0% of CDI rate	3,239	18
Escrow deposits - leases (b)	100.0% of CDI rate	128,505	102,880
Other deposits (c)	83.4% of CDI rate	41,375	113,447
Local currency		349,992	388,828

Escrow deposits for hedge margin	2.6%	119,331	433,304
Foreign currency		119,331	433,304

Total		469,323	822,132

Current		352,662	133,391
Noncurrent		116,661	688,741

(a)   The amount of R$34,437 refers to a guarantee for GLAI’s legal proceedings. The other amounts relate to guarantees of GLA letters of credit.

(b)   Related to deposits made to obtain letters of credit for aircraft leases from GLA.

(c)   Refers mainly to bank guarantees.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

9.   Trade receivables

	03/31/2019	12/31/2018
Local currency
Credit card administrators	316,111	393,557
Travel agencies	290,897	226,627
Cargo agencies	40,370	40,431
Airline partner companies	-	3,243
Other	34,949	52,216
Total local currency	682,327	716,074

Foreign currency
Credit card administrators	98,558	97,488
Travel agencies	22,247	21,005
Cargo agencies	1,415	1,378
Airline partner companies	22,997	23,294
Other	1,482	5,373
Total foreign currency	146,699	148,538

Total	829,026	864,612

Estimated losses for doubtful accounts	(4,298)	(11,284)

Total trade receivables	824,728	853,328

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	03/31/2019	12/31/2018
Current
Until 30 days	515,878	527,878
31 to 60 days	107,781	101,226
61 to 90 days	42,731	49,696
91 to 180 days	73,343	83,128
181 to 360 days	33,558	36,801
Above 360 days	845	268
Total	774,136	798,997

Overdue
Until 30 days	14,761	13,167
31 to 60 days	6,206	4,726
61 to 90 days	2,235	2,672
91 to 180 days	5,882	11,173
181 to 360 days	6,893	9,863
Above 360 days	14,615	12,730
Total overdue	50,592	54,331

Total	824,728	853,328

The changes in allowance for doubtful accounts are as follows:

	03/31/2019	12/31/2018
Adjusted balance at the beginning of the period	(11,284)	(36,088)
Exclusions (*)	6,986	9,789
Write-off of unrecoverable amounts	-	15,015
Balance at the end of the period	(4,298)	(11,284)

 (*) Recoveries occurred during the period are reflected in the changes to the receivables portfolio balance and presented under “Exclusions”.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.Inventories

	03/31/2019	12/31/2018
Consumables	23,423	22,098
Parts and maintenance materials	176,319	170,851
(-) Provision for obsolescence	(12,735)	(12,808)
Total	187,007	180,141

The changes in provision for obsolescence are as follows:

	03/31/2019	12/31/2018
Balance at the beginning of the period	(12.808)	(12,509)
Addition	(22)	(5,023)
Write-off	95	4,724
Balance at the end of the period	(12.735)	(12,808)

11.Deferred and recoverable taxes

11.1.      Recoverable taxes

	03/31/2019	12/31/2018
Prepaid and recoverable income taxes	219,117	268,428
Withholding income tax (IRRF)	832	4,744
PIS and COFINS	132,590	163,921
Withholding tax of public institutions	2,417	6,812
Value added tax (IVA)	6,011	5,649
Other	15,001	7,115
Total	375,968	456,669

Current	278,338	360,796
Noncurrent	97,630	95,873

11.2.  Deferred tax assets (liabilities)

	03/31/2019	12/31/2018
Net operating losses carryforward:
Income tax losses	82,198	75,367
Negative basis of social contribution	29,591	27,132

Temporary differences:
Allowance for doubtful accounts and other credits	68,802	72,845
Breakage provision	(175,529)	(172,869)
Provision for losses on GLA’s acquisition	143,350	143,350
Provision for legal proceedings and tax liabilities	81,097	94,137
Provision for aircraft return	63,665	62,642
Derivative transactions	5,666	5,335
Slots	(353,226)	(353,226)
Depreciation of engines and spare parts	(176,548)	(174,129)
Reversal of goodwill amortization on GLA’s acquisition	(127,659)	(127,659)
Aircraft leases and other	27,154	30,956
Other	145,124	162,651
Total deferred taxes, net	(186,315)	(153,468)

Deferred tax assets	91,358	73,822
Deferred tax liabilities	(277,673)	(227,290)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company and its subsidiaries GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards balances are as follows:

	GLAI		GLA		Smiles
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Income tax losses	167,999	170,418	4,939,286	5,631,209	474,940	522,743
Negative basis of social contribution	167,999	170,418	4,939,286	5,631,209	474,940	522,743

The Company’s Management considers that the deferred assets recognized as of March 31, 2019 arising from temporary differences will be realized in connections with the realization of the deferred tax liabilities and the expectation of future results.

The reconciliation of effective income tax and social contribution rate for the three-month periods ended Mach 31, 2019 and 2018 are as follows:

	03/31/2019	03/31/2018

Income before income taxes	105,115	286,429
Income tax and social contribution tax rate	34%	34%
Income at the statutory combined tax rate	(35,739)	(97,386)

Adjustments to calculate the effective tax rate:
Equity pick up method	27	(6)
Tax losses from wholly-owned subsidiaries	(40,037)	(20,471)
Income tax on permanent differences and other	46,941	82,876
Exchange variation on foreign investments	(42,630)	(5,995)
Interest attributable to shareholders’ equity	2,805	2,371
Unrecognized benefit on tax losses and unrecognized portion on temporary differences	(1,276)	(26,981)
Total income taxes	(69,909)	(65,592)

Income taxes
Current	(40,048)	(49,293)
Deferred	(29,861)	(16,299)
Total income taxes	(69,909)	(65,592)

12.Deposits

	03/31/2019	12/31/2018
Judicial deposits	767,584	726,491
Maintenance deposits	688,503	647,057
Deposits in guarantee for lease agreements	249,988	238,747
Total	1,706,075	1,612,295

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.Transactions with related parties

13.1.   Transportation and consulting services with entities controlled by the controlling shareholder

In the course of its operations, the Company, through its subsidiaries, contracts and is contracted by related parties, namely: Viação Piracicabana Ltda., Mobitrans Administração e Participações S.A. and Expresso Caxiense SA. The nature of contracted services are detailed in the annual financial statements for the year ended December 31, 2018. For the three-month period ended March 31, 2019, GLA recognized total expenses related to these services of R$2,758 (R$2,550 for the three-month period ended March 31, 2018). As of March 31, 2019, the balance payable to related parties was R$1,431 (R$1,107 as of December 31, 2018), and was mainly related to services provided by Viação Piracicabana Ltda.

13.2.   Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marrom S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos S.A., Empresa Princesa Do Norte S.A., Expresso União Ltda., Oeste Sul Empreendimentos Imobiliários S.A. SPE., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações LTDA., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

13.3.   Agreement to use VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of VIP lounge, with expected payments between the companies of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of VIP lounge in the amount of US$3,000. As of March 31, 2019, the outstanding balance was R$4,452, recorded in “Advances from customers” (R$4,741 as of December 31, 2018).

13.4.   Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, GLA entered into a loan agreement with Delta Air Lines in the amount of US$50 million: maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available. During the three-month period ended March 31, 2019, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$112,315 (R$87,599 as of March 31, 2018). As of March 31, 2019, the outstanding balance with Delta Air Lines recorded in “Suppliers” totaled R$195,546 (R$211,087 as of December 31, 2018).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.5.   Handling agreement

On November 4, 2018, the subsidiary GLA entered into an agreement with Delta Air Lines for handling services in Miami and Orlando airports, the agreements expire on November 3, 2021.

During the three-month period ended March 31, 2019, expenses related to this agreement were R$1,438 recorded in "Services rendered". As of March 31, 2019, the outstanding balance recorded in "Suppliers" with Delta Air Lines was R$298.

13.6.   Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300 million, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional backstop guarantee provided by Delta Air Lines. For additional information, see Note 17.

13.7.   Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed a long-term strategic partnership agreement for long-term business cooperation and components maintenance along with Air France-KLM. On January 1, 2017, an extension of the scope for inclusion of maintenance services was celebrated. During the three-month period ended March 31, 2019, component maintenance expenses provided by AirFrance-KLM totaled R$42,363 (R$26,473 for the three-month period ended March 31, 2018). On March 31, 2019, the Company did not hold deferred income in the amount related to these contracts classified in "Other liabilities" (R$8,565 as of December 31, 2018) and had R$129,306 in “Suppliers”, in current liabilities (R$170,673 as of December 31, 2018).

13.8.   Remuneration of key management personnel

	03/31/2019	03/31/2018
Salaries, bonus and benefits (*)	20,205	16,945
Related taxes and charges	2,127	1,405
Share-based payments	2,668	2,810
Total	25,000	21,160

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.Investments

14.1.   Composition of Investments

The financial information of the Company’s investees and the changes in the investments for the three-month periods ended March 31, 2019 is as follows:

	Trip
	03/31/2019	12/31/2018
Relevant information of the Company’s investees:
Capital stock	1,318	1,318
Interest	60.0%	60.0%
Total equity	2,092	1,962

Adjusted equity (*)	1,255	1,177
Net income for the period	129	644
Adjusted net income for the period attributable to the Company’s interest	78	387

(*) Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

14.2.   Changes in investments

Trip
Changes in investments
Balance as of December 31, 2018	1,177
Equity pick up	78
Balance as of March 31, 2019	1,255

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.Property, plant and equipment

	Weighted average rate (p.a.)	12/31/2018	IFRS 16 adoption (**)	Additions	Disposals	Transfers	03/31/2019
Flight equipment
Cost
Aicraft – right of use with purchase option	-	673,675	-	-	(4,481)	-	669,194
Aicraft – right of use without purchase option	-	-	2,821,509	210,549	-	-	3,032,058
Sets of replacement parts and spare engines - owned	-	1,583,865	-	78,840	(2,877)	-	1,659,828
Sets of replacement parts and spare engines – right of use	-	-	71,327	12,473	-	-	83,800
Aircraft reconfigurations/overhauling	-	2,443,747	-	140,032	(10,339)	-	2,573,440
Tools	-	44,121	-	986	(21)	-	45,086
		4,745,408	2,892,836	442,880	(17,718)	-	8,063,406
Depreciation
Aicraft – right of use with purchase option	5.76%	(222,240)	-	(4,403)	4,481	-	(222,162)
Aicraft – right of use without purchase option	22.86%	-	-	(172,671)	-	-	(172,671)
Sets of replacement parts and spare engines - owned	7.21%	(590,239)	-	(29,693)	1,423	-	(618,509)
Sets of replacement parts and spare engines – right of use	25.28%	-	-	(5,312)	-	-	(5,312)
Aircraft reconfigurations/overhauling	27.00%	(1,275,298)	-	(165,267)	10,414	-	(1,430,151)
Tools	10.00%	(21,153)	-	(831)	16	-	(21,968)
		(2,108,930)	-	(378,177)	16,334	-	(2,470,773)
Total, net – flight equipment		2,636,478	2,892,836	64,703	(1,384)	-	5,592,633

Property, plant and equipment in use
Cost
Vehicles	-	11,513	-	127	(122)	-	11,518
Machinery and equipment	-	59,404	-	859	(24)	-	60,239
Furniture and fixtures	-	30,698	-	425	(34)	-	31,089
Computers and peripherals - owned	-	40,813	-	1,178	-	-	41,991
Computers and peripherals – right of use	-	-	20,619	-	-	(493)	20,126
Communication equipment	-	2,692	-	8	-	-	2,700
Security equipment	-	856	-	-	-	-	856
Leasehold improvements - Maintenance center (Confins)	-	107,637	-	-	-	-	107,637
Leasehold improvements - Others	-	60,115	-	224	-	-	60,339
Third-party leasehold – right of use	-	-	20,801	501	-	493	21,795
Construction in progress	-	15,443	-	866	-	-	16,309
		329,171	41,420	4,188	(180)	-	374,599
Depreciation
Vehicles	20.00%	(9,609)	-	(173)	122	-	(9,660)
Machinery and equipment	10.00%	(41,619)	-	(1,007)	22	-	(42,604)
Furniture and fixtures	10.00%	(18,188)	-	(492)	27	-	(18,653)
Computers and peripherals - owned	20.00%	(31,314)	-	(959)	-	-	(32,273)
Computers and peripherals – right of use	36.59%	-	-	(1,841)	-	-	(1,841)
Communication equipment	10.00%	(2,089)	-	(43)	-	-	(2,132)
Security equipment	10.00%	(533)	-	(21)	-	-	(554)
Leasehold improvements - Maintenance center (Confins)	10.43%	(91,395)	-	(2,820)	-	-	(94,215)
Leasehold improvements - Others	19.06%	(29,354)	-	(2,383)	-	-	(31,737)
Third-party leasehold – right of use	32.71%	-	-	(1,782)	-	-	(1,782)
		(224,101)	-	(11,521)	171	-	(235,451)
Total, net – property, plant and equipment in use		105,070	41,420	(7,333)	(9)	-	139,148

Impairment losses	-	(48,839)	-	(30)	-	-	(48,869)
Total		2,692,709	2,934,256	57,340	(1,393)	-	5,682,912

Advances for property, plant and equipment acquisition	-	125,348	-	2,131	-	(803)	126,676
Total property, plant and equipment		2,818,057	2,934,256	59,471	(1,393)	(803)	5,809,588

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", and recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

(**) Effect related to IFRS 16 adoption, as disclosed in Note 4.1.1.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.Intangible assets

The breakdown of and changes in intangible assets were as follows:

	Weighted average rate (p.a.)	12/31/2018	Additions	Disposals	03/31/2019

Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	528,426	20,782	(1,292)	547,916
Other		10,000	-	-	10,000
Total cost		2,119,628	20,782	(1,292)	2,139,118

Amortization
Slots	22.4%	(339,995)	(15,379)	1,292	(354,082)
Software	20.0%	(2,167)	(500)	-	(2,667)
Total amortization		(342,162)	(15,879)	1,292	(356,749)

Total		1,777,466	4,903	-	1,782,369

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.Loans and financing

The composition and movement of loans and financing are presented below:

			Consolidated
			12/31/2018										03/31/2019
	Maturity of the contract	Interest rate	Current	Non-current	Total	Additions	MTM	Payments	Interest	Interest paid	Exchange variation	Amorti-zations	Current	Non-current	Total
In R$:
Debentures VII	09/2021	120% of CDI	288,991	577,981	866,972	-	-	(147,917)	16,355	(16,137)	-	1,866	289,831	431,308	721,139

In US$:
Import financing	11/2019	5.46% a.a.	503,869	-	503,869	72,762	-	(27,398)	7,319	(5,031)	4,395	-	555,916	-	555,916
Engine maintenance	12/2020	Libor 3m+0.75% p.a.	14,743	-	14,743	36,784	-	(9,670)	244	(219)	1,555	303	29,271	14,469	43,740
Term Loan	08/2020	6.70% p.a.	25,255	1,147,196	1,172,451	-	-	-	18,094	(36,151)	5,826	2,287	6,454	1,156,053	1,162,507
Credit line - engines	09/2020	Libor 3m+0.75% p.a.	138,539	43,431	181,970	-	-	(39,297)	1,504	(1,604)	367	1,796	125,351	19,385	144,736
Credit line - engines	06/2021	Libor 3m+2.25% p.a.	20,140	146,457	166,597	-	-	-	2,026	-	1,015	47	27,456	142,229	169,685
Senior Notes IV	01/2022	9.24% p.a.	13,640	352,205	365,845	-	-	(50,320)	6,949	(14,970)	(793)	552	4,950	302,313	307,263
Exchangeable Senior Notes	07/2024	3.73% p.a.	-	-	-	1,121,945	(49,381)	-	1,300	-	-	96	609	1,073,351	1,073,960
Senior Notes VIII	01/2025	7.09% p.a.	72,658	2,439,492	2,512,150	-	-	-	42,346	(82,165)	10,475	2,158	29,232	2,455,732	2,484,964
Loan with guarantee of engines	08/2026	6.65% p.a.	13,051	120,557	133,608	42,548	-	(4,006)	2,807	(2,807)	3,097	38	16,642	158,643	175,285
Perpetual Notes	-	8.75% p.a.	12,320	513,282	525,602	-	-	-	10,950	(10,595)	2,616	-	12,389	516,184	528,573
Total			1,103,206	5,340,601	6,443,807	1,274,039	(49,381)	(278,608)	109,894	(169,679)	28,553	9,143	1,098,101	6,269,667	7,367,768

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The terms of the loans and financing contracted up to December 31, 2018 by the Company and its subsidiaries were disclosed in the financial statements for the year ended December 31, 2018 and did not have changes during the three-month period ended March 31, 2019.

Loans and financing include issuance costs of R$124,041 as of March 31, 2019 (R$83,684 as of December 31, 2018), which are amortized over the term of the related debt.

During the three-month period ended March 31, 2019 the Company issued new obligations as detailed below.

17.1.   New loans obtained during the three-month period ended March 31, 2019

17.1.1.   Exchangeable Senior Notes

On March 26, 2019, the Company, through GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes ("Notes") in the total principal amount of US$300,000 maturing in 2024, which will bear interest of 3.75% p.a., to be paid in semi-annual installments. This transaction was guaranteed by the Company and GLA.

The holders of the Notes will have the right, in their sole discretion, to exchange their Notes in American Depositary Shares (each representing two preferred shares of GLAI) if certain conditions and at certain periods are verified. The initial exchange rate of the Notes is 49.3827 ADSs per US$1,000 of the Notes principal amount (equivalent to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above of the initial public offering price of the ADSs sold in the simultaneous offering of ADSs described below, which was US$15.00 per ADS). The Notes exchange rate is subject to adjustment at the time of certain events.

Settlement of Notes may be effected in cash, ADSs or through a combination of both.

In addition, in the context of the pricing of the Notes, the issuer entered into private capped call transactions with certain of the Notes subscribers and/or other financial instructions ("counterparties"), with which it is generally expected to reduce the potential dilution of GLAI's preferred shares and ADSs upon the exchange of any Notes and/or offset any cash payments required of the issuer that exceed the principal amount of the Notes exchanged, as the case may be, such reduction or compensation being subject to a based on the maximum price. The maximum capped call private transaction price will be approximately US$27.75 per ADS (representing a premium of approximately 85% above the price of the initial public offering of the ADSs sold in the simultaneous offer of ADSs).

The capped call is recorded in Derivative assets, for further details, see Note 30.1.4.

The Company will use the proceeds from the issuance of the Notes to pay the transaction costs associated with the issue, including costs related to derivative operations and to financing its operations.

The debt issuance costs corresponding to US$18,711 were proportionally allocated to the loan components and to the segregated derivative of the issue. The amount of US$6,533 attributed to the segregated derivative was recognized in the statement of operation on the date of issue, and the amount attributed to the loan component of US$12,178 is recorded in the loan at the principal amount and is being amortized over the debt term and comprises the measurement of the effective interest rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.1.2.   Loan with guarantee of engines

On January 22, 2019, the Company, through its subsidiary GLA, obtained funding with a guarantee of one own engine in the amount of R$43,129 (US$11.7 million on the transaction date), with issuance costs amounting to R$580 (US$154 on the transaction date). This type of financing has monthly interest amortization and payment.

17.1.3.   Import financing

The Company, through its subsidiary GLA, obtained import financing in the three-month period ended March 31, 2019 and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The import financing operations are as follows:

Transaction	Principal amount		Interest	Maturity
date	(US$)	(R$)	rate (p.a.)	date
New issuances
01/24/2019	6,454	24,409	6.57%	07/23/2019
02/04/2019	5,924	21,777	6.52%	08/05/2019
02/21/2019	7,069	26,577	6.46%	08/20/2019

Renegotiations
01/31/2019	4,815	17,583	5.09%	01/07/2019

17.1.4.   Engine maintenance

During the three-month period ended March 31, 2019, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta AirLines.

Transaction	Principal amount		Issuance costs		Interest	Maturity
Date	(US$)	(R$)	(US$)	(R$)	Rate	date
02/15/2019	10,219	37,969	319	1,185	Libor 3m+0.75% p.a.	12/15/2020

As of March 31, 2019, the maturities of non-current loans and financing, were as follows:

	2020	2021	2022	2023	2024 onwards	Without maturity date	Total
In R$:
Debentures VII	141,695	289,613	-	-	-	-	431,308

In US$:
Engine maintenance	14,469	-	-	-	-	-	14,469
Term Loan	1,156,053	-	-	-	-	-	1,156,053
Credit line - engines	19,385	-	-	-	-	-	19,385
Credit line - engines	15,289	126,940	-	-	-	-	142,229
Senior Notes IV	-	-	302,313	-	-	-	302,313
Exchangeable Senior Notes	-	-	-	-	1,073,351	-	1,073,351
Senior Notes VIII	-	-	-	-	2,455,732	-	2,455,732
Loan with guarantee of engines	12,902	17,763	18,416	19,109	90,453	-	158,643
Perpetual Notes	-	-	-	-	-	516,184	516,184
Total	1,359,793	434,316	320,729	19,109	3,619,536	516,184	6,269,667

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The fair value of loans and financing as of March 31, 2019 is as follows:

	Book value (c)	Market value
Senior Notes and Perpetual Notes (a)	3,320,800	3,152,339
Term Loan (b)	1,162,507	1,232,014
Exchangeable Senior Notes (a)	1,073,960	1,085,765
Debentures (b)	721,139	750,324
Other	1,089,362	1,089,362
Total	7,367,768	7,309,804

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal method valuation.

(c) The book value presented is net of interest and issue costs.

17.2.       Covenants

As of March 31, 2019, non-current loans and financing (excluding Perpetual Notes and Exchangeable Senior Notes)) that amounted to R$5,753,483 (R$4,827,319 as of December 31, 2018) is subject to restrictive covenants, including but not limited to those that require the Company to maintain certain levels of liquidity and indebtedness and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VII. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of March 31, 2019, the Company did not have collateral deposits linked to the contractual limits of the Term Loan. As of March 31, 2019, Debentures VII were not subject to any covenants scheduled for measurement, due to the renegotiation of the transaction. Pursuant to the agreement, the Company will resume measuring the following ratios, which are measured half-yearly, as of June 30, 2019: (i) net debt / earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs (“EBITDAR”); and (ii) debt coverage ratio (“ICSD”). Under the indenture, these indicators must be measured every six months and the next measurement will occur at the end of the first half of 2019. As a result, as of March 31, 2019, the Company was in compliance with the Debentures VII’s covenants.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.Leases

		12/31/2018												03/31/2019
	Weighted average rate (p.a.)	Short-term leases	Long-term leases	Total	Initial adoption IFRS 16	Additions	Provision	Payments	Payment (Guarantee Deposit)	Payment (Maintenance Reserve)	Interest	Interest payment	Exchange variation	Short-term leases	Long-term leases	Total
In R$:
Right of use leases without purchase option	8.57%	-	-	-	49,975	501	-	(2,406)	-	-	1,667	-	-	17,363	32,374	49,737
Total		-	-	-	49,975	501	-	(2,406)	-	-	1,667	-	-	17,363	32,374	49,737

In US$:
Right of use leases with purchase option	3.72%	120,118	520,542	640,660	-	-	-	(26,822)	-	-	5,982	(5,965)	2,339	121,672	494,522	616,194
Right of use leases	-	135,799	135,686	271,485	(219,728)	-	(3,484)	(48,273)	-	-	-	-	-	-	-	-
Right of use leases without purchase option	8.57%	-	-	-	5,540,621	232,012	-	(277,425)	(476)	(1,692)	118,613	-	38,524	1,056,872	4,593,305	5,650,177
Total		255,917	656,228	912,145	5,320,893	232,012	(3,484)	(352,520)	(476)	(1,692)	124,595	(5,965)	40,863	1,178,544	5,087,827	6,266,371

Total leases		255,917	656,228	912,145	5,370,868	232,513	(3,484)	(354,926)	(476)	(1,692)	126,262	(5,965)	40,863	1,195,907	5,120,201	6,316,108

The future payments of right of use leases without purchase option agreements indexed to U.S. dollars are detailed as follows:

03/31/2019
2019	1,173,562
2020	1,419,001
2021	1,209,248
2022	1,018,974
2023	808,385
2024 and thereafter	1,766,498
Total minimum lease payments	7,395,668
Less total interest	(1,695,754)
Present value of minimum lease payments	5,699,914
Less current portion	(1,074,235)
Noncurrent portion	4,625,679

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of right of use leases with purchase option agreements indexed to U.S. dollars are detailed as follows:

	03/31/2019	12/31/2018
2019	105,804	140,307
2020	140,871	140,080
2021	140,642	139,852
2022	140,414	139,624
2023	70,380	69,985
2024 and thereafter	67,825	65,776
Total minimum lease payments	665,936	695,624
Less total interest	(49,742)	(54,964)
Present value of minimum lease payments	616,194	640,660
Less current portion	(121,672)	(120,118)
Noncurrent portion	494,522	520,542

18.1.       Sale-leaseback transactions

During the three-month period ended March 31, 2019, the Company recorded a net gain of R$7,924 arising from one aircraft sale-leaseback transactions, classified under “Sale-leaseback transactions”.

19.Suppliers - Forfaiting

The Company has operations that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. As of March 31, 2019, the amount recorded under current liabilities from forfaiting operations totaled R$326,435 (R$365,696 as of December 31, 2018).

20.Taxes payable

	03/31/2019	12/31/2018
PIS and COFINS	35,771	43,237
Installment payments - PRT and PERT	16,500	23,858
Withholding income tax on salaries	27,512	34,883
ICMS	366	46,952
IRPJ and CSLL payable	16,553	8,991
Other	9,615	8,440
Total	106,317	166,361

Current	100,118	111,702
Noncurrent	6,199	54,659

21.Advances from ticket sales

As of March 31, 2019, the balance of Advances from ticket sales classified in current liabilities was R$1,337,812 (R$1,673,987 as of December 31, 2018) and is represented by 5,251,305  tickets sold and not yet used (5,804,941 as of December 31, 2018) with an average use of 77 days (57 days as of December 31, 2018).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

22.Provisions

	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balance as of December 31, 2018	652,134	247,460	899,594
Additional provisions recognized	8,213	47,103	55,316
Utilized provisions	(50)	(38,237)	(38,287)
Foreign exchange rate variation, net	4,241	(151)	4,090
Balance as of March 31, 2019	664,538	256,175	920,713

As of December 31, 2018
Current	70,396	-	70,396
Noncurrent	581,738	247,460	829,198
Total	652,134	247,460	899,594

As of March 31, 2019
Current	86,011	-	86,011
Noncurrent	578,527	256,175	834,702
Total	664,538	256,175	920,713

(a) The additional provisions recognized for aircraft and engine return also include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

22.1.   Provision for legal proceedings

As of March 31, 2019, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. Details of the relevant lawsuits were disclosed in the financial statements as of December 31, 2018.

The Company's Management believes that the provision for tax, civil and labor proceedings, recorded in accordance with IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”, is sufficient to cover possible losses on administrative and judicial proceedings, as presented below:

22.2.   Estimated probable loss proceedings

	03/31/2019	12/31/2018
Civil	64,922	64,005
Labor	189,348	181,556
Taxes	1,905	1,899
Total	256,175	247,460

22.3.   Estimated possible loss proceedings

	03/31/2019	12/31/2018
Civil	39,142	36,320
Labor	197,234	183,506
Taxes	605,510	548,136
Total	841,886	767,962

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

23.Equity

23.1.   Capital stock

As of March 31, 2019, the Company’s capital stock was R$3,102,819, represented by 3,131,747,978 shares, comprised by 2,863,682,710 common shares and 268,065,268 preferred shares. The Company’s shares are held as follows:

	03/31/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.38%	100.00%	-	23.42%
MOBI	-	38.39%	29.41%	-	48.85%	37.41%
Delta Air Lines, Inc.	-	12.28%	9.41%	-	12.29%	9.41%
AirFrance – KLM	-	1.58%	1.21%	-	1.58%	1.21%
Other	-	0.99%	0.76%	-	1.03%	0.79%
Free float	-	46.76%	35.83%	-	36.25%	27.76%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company’s authorized capital stock as of March 31, 2019 and December 31, 2018 was R$4.0 billion.

On February 27, 2019, the Company's Board of Directors approved capital increase in the amount of R$4,589, due to the subscription of 521,528 preferred shares related to stock option exercises.

As of March 31, 2019 and December 31, 2018, the share issuance costs totaled R$155,618.

As of March 31, 2019, the Company held an amount of Advance for future capital increase of R$512 related to stock options exercises of 142,290 shares during the three-month period ended March 31, 2019.

24.Earnings (loss) per share

The Company's earnings per share were determined as follows:

	03/31/2019			03/31/2018
	Common	Preferred	Total	Common	Preferred	Total

Numerator
Net income (loss) for the period attributable to equity holders of the parent	(7,553)	(24,754)	(32,307)	34,700	112,771	147,471

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	268,138		2,863,683	265,902
Effects of dilution from stock options	-	-		-	4,007
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	268,138		2,863,683	269,909

Basic earnings (loss) per share	(0.003)	(0.092)		0.012	0.424
Diluted earnings (loss) per share	(0.003)	(0.092)		0.012	0.418

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. However, due to losses recorded in the three-month period ended March 31, 2019, these instruments issued have no dilutive effect and therefore were not included in the total quantity of outstanding shares in order to determine the diluted loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.Share-based payments

The conditions of the stock compensation plans and restricted shares granted to the Company's executives were widely disclosed in the financial statements for the year ended December 31, 2018, and did not change during the three-month period ended March 31, 2019.

The movement of the stock options outstanding for the three-month period ended March 31, 2019 is as follows:

25.1.   Stock option plan - GLAI

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2018	7,820,512	9.19
Options exercised	(142,290)	3.60
Options canceled and adjustments in estimated prescribed rights	(194,863)	23.54
Options outstanding as of March 31, 2019	7,483,359	9.10

Number of options exercisable as of:
December 31, 2018	7,065,174	8.01
March 31, 2019	7,011,797	8.71

25.2.   Restricted share plan - GLAI

The movement in the restricted shares for the three-month period ended March 31, 2019 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2018	4,865,741
Restricted shares transferred (*)	(201,192)
Restricted shares cancelled and adjustments in estimated expired rights	(36,295)
Restricted shares outstanding as of March 31, 2019	4,628,254

(*) The restricted shares transferred totaled R$5,347 through cash.

25.3.   Stock option plan – Smiles Fidelidade

	Number of stock Options	Weighted average exercise price
Options outstanding as of December 31, 2018	1,077,053	50.16
Adjustments in estimated prescribed rights	48,947	26.21
Options exercised	(151,000)	5.58
Options outstanding as March 31, 2019	975,000	52.67

Additionally, Smiles Fidelidade’s Management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of March 31, 2019, the balance of this obligation totaled R$1,438 (R$6,899 as of December 31, 2018) recorded in “Salaries” in liabilities, referenced to 30,147 equivalent shares of Smiles Fidelidade (111,272 as of December 31, 2018), the same amount was recorded in “Salaries” in statement of operations (R$2,498 during the three-month period ended March 31, 2018) related to these bonuses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.Revenue

	03/31/2019	03/31/2018

Passenger transportation (*)	3,129,021	2,882,510
Cargo	92,233	92,103
Mileage revenue	102,111	133,519
Other revenue	28,741	21,677
Gross revenue	3,352,106	3,129,809

Sales taxes	(141,298)	(165,542)
Net revenue	3,210,808	2,964,267

(*) Of the total amount, R$122,513 in the three-month period ended March 31, 2019 (R$110,851 in the three-month period ended March 31, 2018,, respectively) consists of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets. Comprises breakage revenue.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	03/31/2019%		03/31/2018%

Domestic	2,688,589	83.7	2,361,452	79.7
International	522,219	16.3	602,815	20.3
Net revenue	3,210,808	100.0	2,964,267	100.0

27.Financial income (expenses)

	03/31/2019	03/31/2018
Financial income
Income from derivatives	51,453	21,853
Income from short-term investments	30,242	42,073
Monetary variation	24,636	2,441
(-) Taxes on financial income (a)	(7,976)	(5,603)
Other	4,085	3,875
Total financial income	102,440	64,639

Financial expenses
Losses from derivatives	(30,327)	(3,052)
Interest on loans and financing and others	(176,429)	(165,136)
Bank charges and expenses	(12,318)	(12,857)
Repurchase costs of securities	-	(49,903)
Loss from short-term investments	(9,689)	-
Interest on leases operations (b)	(119,653)	-
Other	(39,787)	(30,039)
Total financial expenses	(388,203)	(260,987)

Exchange rate variation, net	(115,332)	(21,515)

Total	(401,095)	(217,863)

(a)    Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b)    Amount related to the present value of leases obligation related to the adoption of IFRS 16.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.Segments

The information below presents the summarized financial position of the reportable operating segments as of March 31, 2019 and December 31, 2018 and for the three-month period ended March 31, 2019 and 2018:

28.1.   Assets and liabilities of the operating segments

	03/31/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,725,189	2,580,489	5,305,678	(1,258,176)	4,047,502
Noncurrent	9,977,756	136,631	10,114,387	(426,684)	9,687,703
Total assets	12,702,945	2,717,120	15,420,065	(1,684,860)	13,735,205

Liabilities
Current	7,319,596	1,255,934	8,575,530	(1,064,780)	7,510,750
Noncurrent	12,575,135	321,337	12,896,472	(20,438)	12,876,034
Total equity (deficit)	(7,191,786)	1,139,849	(6,051,937)	(599,642)	(6,651,579)
Total liabilities and equity (deficit)	12,702,945	2,717,120	15,420,065	(1,684,860)	13,735,205

	12/31/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Noncurrent	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Noncurrent	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.2.   Results of the operating segments

	03/31/2019
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Consolidated
Net revenue
Passenger (*)	2,909,297	-	2,909,297	124,256	3,033,553
Cargo and other (*)	99,272	-	99,272	(3,150)	96,122
Mileage revenue	-	240,567	240,567	(159,434)	81,133
Total net revenue	3,008,569	240,567	3,249,136	(38,328)	3,210,808

Operating costs and expenses
Salaries	(552,190)	(21,628)	(573,818)	-	(573,818)
Aircraft fuel	(995,186)	-	(995,186)	-	(995,186)
Sales and marketing	(115,511)	(17,543)	(133,054)	(1)	(133,055)
Landing fees	(196,577)	-	(196,577)	-	(196,577)
Services rendered	(169,150)	(31,888)	(201,038)	51,532	(149,506)
Maintenance, materials and repairs	(44,294)	-	(44,294)	-	(44,294)
Depreciation and amortization	(402,541)	(5,433)	(407,974)	2,397	(405,577)
Passenger service expenses	(152,145)	-	(152,145)	-	(152,145)
Sale leaseback transactions	7,924	-	7,924	-	7,924
Other operating income, net	(61,660)	1,614	(60,046)	(2,396)	(62,442)
Total operating costs and expenses	(2,681,330)	(74,878)	(2,756,208)	51,532	(2,704,676)

Equity results	84,002	-	84,002	(83,924)	78
Operating result before financial result, net and income taxes	411,241	165,689	576,930	(70,720)	506,210

Financial results
Financial income	89,857	34,908	124,765	(22,325)	102,440
Financial expenses	(409,666)	(862)	(410,528)	22,325	(388,203)
Exchange rate variation, net	(116,161)	20	(116,141)	809	(115,332)
Total financial results	(435,970)	34,066	(401,904)	809	(401,095)

Income (loss) before income taxes	(24,729)	199,755	175,026	(69,911)	105,115

Income taxes	(7,578)	(57,841)	(65,419)	(4,490)	(69,909)
Net income (loss) for the period	(32,307)	141,914	109,607	(74,401)	35,206

Attributable to equity holders of the parent	(32,307)	74,401	42,094	(74,401)	(32,307)
Attributable to non-controlling Interests of Smiles	-	67,513	67,513	-	67,513

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	03/31/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Consolidated
Net revenue
Passenger (*)	2,689,189	-	2,689,189	109,668	2,798,857
Cargo and other (*)	59,868	-	59,868	(2,778)	57,090
Mileage revenue	-	247,083	247,083	(138,763)	108,320
Total net revenue	2,749,057	247,083	2,996,140	(31,873)	2,964,267

Operating costs and expenses
Salaries	(465,186)	(18,485)	(483,671)	(1)	(483,672)
Aircraft fuel	(884,213)	-	(884,213)	-	(884,213)
Aircraft rent	(235,421)	-	(235,421)	-	(235,421)
Sales and marketing	(109,124)	(18,155)	(127,279)	(1)	(127,280)
Landing fees	(187,439)	-	(187,439)	-	(187,439)
Services rendered	(143,346)	(22,929)	(166,275)	36,034	(130,241)
Maintenance, materials and repairs	(110,324)	-	(110,324)	-	(110,324)
Depreciation and amortization	(146,486)	(4,082)	(150,568)	-	(150,568)
Passenger service expenses	(119,746)	-	(119,746)	-	(119,746)
Sale-leaseback transactions	80,978	-	80,978	-	80,978
Other operating expenses	(112,614)	580	(112,034)	4	(112,030)
Total operating costs and expenses	(2,432,921)	(63,071)	(2,495,992)	36,036	(2,459,956)

Equity results	84,375	-	84,375	(84,394)	(19)
Operating result before financial result, net and income taxes	400,511	184,012	584,523	(80,231)	504,292

Financial results
Financial income	53,891	44,704	98,595	(33,956)	64,639
Financial expenses	(294,814)	(129)	(294,943)	33,956	(260,987)
Exchange rate variation, net	(21,906)	391	(21,515)	-	(21,515)
Total financial results	(262,829)	44,966	(217,863)	-	(217,863)

Income before income taxes	137,682	228,978	366,660	(80,231)	286,429

Income taxes	9,787	(73,964)	(64,177)	(1,415)	(65,592)
Net income for the period	147,469	155,014	302,483	(81,646)	220,837

Attributable to equity holders of the parent	147,469	81,648	229,117	(81,646)	147,471
Attributable to non-controlling Interests of Smiles	-	73,366	73,366	-	73,366

(*) Eliminations are related to transactions between GLA and Smiles Fidelidade.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

29.Commitments

As of March 31, 2019, the Company had 129 firm orders for aircraft acquisition with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$63,593,041 (US$16,319,377), as follows:

	03/31/2019	12/31/2018
2020	1,801,787	1,791,661
2021	5,075,491	5,046,966
2022	7,927,832	7,883,277
2023	8,815,711	8,766,165
2024	8,944,057	8,893,790
Thereafter	31,028,163	30,853,780
Total	63,593,041	63,235,639

30.Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The details regarding how the Company conducts its risk management was detailed and widely presented in the financial statements for the year ended December 31, 2018, and there have been no changes since then.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of March 31, 2019 and December 31, 2018 is as follows:

	Measured at fair value through profit or loss		Amortized cost (c)
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Assets
Cash and cash equivalents (a)	695,170	307,538	1,185,468	518,649
Short-term investments (a)	354,994	478,364	-	-
Restricted cash	469,323	822,132	-	-
Derivatives assets	82,767	-	-	-
Trade receivables	-	-	824,728	853,328
Deposits (b)	-	-	938,491	885,804
Other assets	-	-	169,135	478,628

Liabilities
Loans and financing (c)	358,775	-	7,008,993	6,443,807
Suppliers	-	-	1,330,045	1,523,952
Suppliers – Forfaiting	-	-	326,435	365,696
Derivatives liabilities	109,709	409,662	-	-
Leases	-	-	6,316,108	912,145

(a)    The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, described in Note 12.

(c)    The amount as of March 31, 2019 classified as measured at fair value through profit or loss is related to the derivative contracted through Exchange Senior Notes. For further details, see Note 17.1.1.

(d)    Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 17. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Foreign currency	Capped call	Embedded derivative	Total
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	-	-	-	6,190
Fair value variations
Net gains recognized in profit or loss	(25,280)	(4,488)	9,272	-	-	(20,496)
Net gains (losses) recognized in OCI	(349,252)	(37,719)	-	-	-	(386,971)
Settlements payments (received) during the year	(29,383)	30,270	(9,272)	-	-	(8,385)
Derivative liabilities as of December 31, 2018 (*)	(363,268)	(46,394)	-	-	-	(409,662)
Fair value variations
Net gains (losses) recognized in profit or loss (a)	(7,911)	(2,495)	1,978	(19,288)	49,381	21,665
Net (losses) recognized in OCI	296,849	(52,665)	-	-	-	244,184
Settlements payments (received) during the period	10,401	55,774	(1,978)	102,055	-	166,252
Derivative assets (liabilities) as of March 31, 2019 (*)	(63,929)	(45,780)	-	82,767	-	(26,942)
Embedded derivative (Exchangeable Senior Notes) (**)	-	-	-	-	49,381	49,381

Changes in other comprehensive income (loss)
Balances as of December 31, 2017	35,505	(114,821)	-	-	-	(79,316)
Fair value adjustments during the year	(275,583)	(37,719)	-	-	-	(313,302)
Time value of options	(73,669)	-	-	-	-	(73,669)
Net reversal to profit or loss (b)	(64,955)	31,220	-	-	-	(33,735)
Balances as of December 31, 2018	(378,702)	(121,320)	-	-	-	(500,022)
Fair value adjustments during the period	304,297	(52,665)	-	-	-	251,632
Time value of options	(7,448)	-	-	-	-	(7,448)
Net reversal to profit or loss (b)	10,279	2,356	-	-	-	12,635
Balances as of March 31, 2019	(71,574)	(171,629)	-	-	-	(243,203)

Effects on profit or loss (a-b)	(18,190)	(4,851)	1,978	(19,288)	49,381	9,030

Three-month period ended March 31, 2019
Recognized in operating income	(10,279)	(1,817)	-	-	-	(12,096)
Recognized in financial results	(7,911)	(3,034)	1,978	(19,288)	49,381	21,126

Three-month period ended March 31, 2018
Recognized in operating costs and expenses	-	(2,715)	-	-	-	(2,715)
Recognized in financial results	19,287	(486)	-	-	-	18,801

(*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

(**) Registered under loans and financing.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 - “Financial Instruments”. As of March 31, 2019, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.1.   Market risks

30.1.1.   Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of December 31, 2018, the Company held call options and WTI, Brent and Collar derivatives. In the three-month period ended March 31, 2019, the Company recognized total gain of R$18,190 related to derivatives operations in the statement of operations (gain of R$19,287 in the three-month period ended March 31, 2018).

In the three-month period ended March 31, 2019, the Company held derivatives operations designated as “hedge accounting”.

30.1.2.   Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the three-month period ended March 31, 2019, the Company recognized a total loss with interest hedging transactions in the amount of R$4,851 (loss of R$3,201 in the three-month period ended March 31, 2018).

As of March 31, 2019 and December 31, 2018, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

30.1.3.   Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. During the three-month period ended March 31, 2019, the Company recognized a total gain with interest hedging transactions in the amount of R$1,978 (there were no foreign exchange hedges during the three-month period ended March 31, 2018).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	03/31/2019	12/31/2018
Assets
Cash, equivalents, short-term investments and restricted cash	1,253,291	963,973
Trade receivables	146,699	148,538
Deposits	938,491	885,804
Derivatives	82,767	-
Other assets	-	352,437
Total assets	2,421,248	2,350,752

Liabilities
Loans and financing	6,646,629	5,576,835
Leases	6,266,371	912,145
Suppliers	849,815	903,287
Derivatives	109,709	409,662
Total liabilities	13,872,524	7,801,929

Foreign currency exposure	11,451,276	5,451,177

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases (*)	-	7,135,784
Future commitments resulting from firm aircraft orders	63,593,041	63,235,639
Total	63,593,041	70,371,423

Total foreign currency exposure - R$	75,044,317	75,822,600
Total foreign currency exposure - US$	19,258,428	19,568,133
Exchange rate (R$/US$)	3.8967	3.8748

(*) On January 1, 2019, as a result of the initial adoption of IFRS 16, the obligations corresponding to the operating leases were recognized in the Company’s balance sheet, as note 4.1.1, as well as the corresponding right of use associated with this obligation.

The Company’s transactions in foreign currency are mainly indexed to the U.S. dollar.

30.1.4.   Capped call

The Company, through Gol Equity Finance, in the context of the pricing of Exchangeable Senior Notes issued on March 26, 2019, (as detailed in Note 17.1), contracted private derivative operations (“Capped call”) with part of the Notes subscribers with the objective of minimizing the potential dilution of the Company's preferred shares and ADSs.

During the three-month period ended March 31, 2019, the Company recognized a total expense on capped call operations in the amount of R$19,288.

30.2.   Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Derivative financial instruments are contracted in the over-the-counter market (OTC), with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

30.2.1.   Liquidity risk

The schedules of financial liabilities held by the Company's consolidated financial liabilities as of March 31, 2019 and December 31, 2018 are as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total

Loans and financing	821,499	276,602	5,604,016	665,651	7,367,768
Leases	637,569	558,338	3,677,561	1,442,640	6,316,108
Suppliers	1,235,273	6,407	88,365	-	1,330,045
Suppliers - Forfaiting	326,435	-	-	-	326,435
Derivatives liabilities	88,186	-	21,523	-	109,709
As of March 31, 2019	3,108,962	841,347	9,391,465	2,108,291	15,450,065

Loans and financing	843,937	259,269	2,341,870	2,998,731	6,443,807
Leases	195,354	60,563	650,441	5,787	912,145
Suppliers	1,403,793	22	120,137	-	1,523,952
Suppliers - Forfaiting	365,696	-	-	-	365,696
Derivatives liabilities	95,773	99,671	214,218	-	409,662
As of December 31, 2018	2,904,553	419,525	3,326,666	3,004,518	9,655,262

30.3.   Capital management

The table below shows the Company’s financial leverage as of March 31, 2019 and 2018:

	03/31/2019	12/31/2018
Loans and financing	7,367,768	6,443,807
Leases	6,316,108	912,145
(-) Cash and cash equivalents	(1,880,638)	(826,187)
(-) Short-term investments	(354,994)	(478,364)
(-) Restricted cash	(469,323)	(822,132)
A - Net debt	10,978,921	5,229,269
B – Total deficit	(6,651,579)	(4,505,351)
C = (B + A) - Total capital and net debt	4,327,342	723,918

30.4.   Sensitivity analysis of financial instruments

30.4.1.   Foreign currency risk

As of March 31, 2019, the Company adopted the closing exchange rate of R$3.8967/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure as of March 31, 2019:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar	3.8967	(11,451,276)
Dollar depreciation (-50%)	1.9484	5,725,638
Dollar depreciation (-25%)	2.9225	2,862,819
Dollar appreciation (+25%)	4.8709	(2,862,819)
Dollar appreciation (+50%)	5.8451	(5,725,638)

30.4.2.   Fuel risk

As of March 31, 2019, through its subsidiary GLA, the Company had oil derivative agreements to hedge 56% of 12-month consumption, 39% of 24-month consumption and 30% of 33-month consumption. The probable scenarios used by the Company are the market curves at the close of March 29, 2019, both for derivatives that hedge against fuel price risk and derivatives that hedge against Libor interest rate risk.

The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$
Decline in prices/barrel (-50%)	31.28	(923,642)
Decline in prices/barrel (-25%)	46.92	(432,946)
Increase in prices/barrel (+25%)	78.20	465,393
Increase in prices/barrel (+50%)	93.84	1,065,043

30.4.3.   Interest rate risk

As of March 31, 2019, the Company holds financial investments and financial liabilities indexed to several interest rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of March 31, 2019 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios presented below. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.40%	2.60%	2.60%
Exposure amount (probable scenario) (b)	(615,384)	1,061,038	44,590
Remote favorable scenario (-50%)	20,949	14,162	595
Possible favorable scenario (-25%)	10,474	7,081	298
Possible adverse scenario (+25%)	(10,474)	(7,081)	(298)
Remote adverse scenario (+50%)	(20,949)	(14,162)	(595)

(a)  Total invested and raised in the financial market at the CDI rate and the Libor. A negative amount means more funding than investment.

(b)  Balances recorded on March 31, 2019.

(c)  Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of March 31, 2019 and December 31, 2018:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

		03/31/2019		12/31/2018
	Fair value level	Book value	Fair Value	Book value	Fair Value
Cash and cash equivalents	Level 2	695,170	695,170	307,538	307,538
Short-term investments	Level 1	11,848	11,848	21,100	21,100
Short-term investments	Level 2	343,146	343,146	457,264	457,264
Restricted cash	Level 2	469,323	469,323	822,132	822,132
Derivatives assets	Level 2	82,767	82,767	-	-
Loans and financing	Level 1	(358,775)	(358,775)	-	-
Derivatives liabilities	Level 1	(109,709)	(109,709)	(409,662)	(409,662)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.Liabilities from financing activities

The changes in liabilities from the Company’s financing activities in the three-month periods ended March 31, 2019 and 2018 are as follows:

03/31/2019
							Non-cash changes
	Opening balance	Cash flow	Income for the period	Interest on capital distributed by Smiles	Interest paid	Initial adoption IFRS 16	Capital increase	Effects of changes in investment	Exchange variation	Provision for interest and costs	Adjustment to fair value of derivatives	Other	Property, plant and equipment acquisition through financing	Closing balance
Loans and financing	6,443,807	880,808	-	-	(169,679)	-	-	-	28,553	119,037	(49,381)	-	114,623	7,367,768
Leases	912,145	(354,926)	-	-	(5,965)	5,370,868	-	-	40,863	122,778	-	(2,168)	232,513	6,316,108
Other liabilities	147,239	(7,371)	-	8,249	-	-	-	-	-	-	-	(2,338)	-	145,779
Capital stock	2,942,612	1,771	-	-	-	-	2,818	-	-	-	-	-	-	2,947,201
Advance for future capital increase	2,818	512	-	-	-	-	(2,818)	-	-	-	-	-	-	512
Non-controlling interests from Smiles	480,061	106	67,513	(8,249)	-	-	-	649	-	-	-	127	-	540,207

03/31/2018
					Non-cash changes
	Opening balance	Cash flow	Income for the period	Interest paid	Exchange variation, net	Provision for interest and costs	Other	Closing balance
Loans and financing	7,105,667	(111,707)	-	(120,003)	26,021	115,500	1,134	7,016,612
Non-controlling interests from Smiles	412,013	875	73,366	-	-	-	(6,331)	479,923
Capital stock	3,082,802	1,500	-	-	-	-	-	3,084,302
Advance for future capital increase	-	5,799	-	-	-	-	-	5,799

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

32.Insurance

As of March 31, 2019, the most relevant insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	331,220	85,000
Civil liability per event/aircraft (a)	2,922,525	750,000
Inventories (local) (b)	974,175	250,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,238	-
D&O liability insurance	100,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	12,747	-

(a)  In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)  Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

33.Subsequent events

33.1.   Binding agreement - Avianca Brasil

On April 3, 2019, The Company and Manchester Securities Corp. ("Manchester"), Elliott Associates, L.P. ("EA") and Elliott International, L.P. ("EI" and, together with EA and Manchester, "Elliott"), Elliott entered into a binding agreement of which:

1. Elliott would submit a revised judicial recovery plan for Oceanair, which was submitted and approved by the other creditors on April 5, 2019, which consisted of:

a) the constitution of seven UPIs, to be auctioned under the Judicial Recovery Process, of which (i) six shall contain the rights to use the landing and take-off schedules of flights currently held by Oceanair at the airports of Congonhas, Santos Dumont and Guarulhos, as well as air operator certificates ("UPI Aéreas"); and (ii) an UPI shall hold the assets related to the Amigo mileage program; and

b) take the UPIs to the auction, allowing the offer by any interested party to acquire one or more UPIs.

2. the Company will extend to (i) Oceanair post-insolvency financing, in the amounts of US$5,000 and US$3,000, as well as; and (ii) acquire from Elliott US$5,000 in post-insolvency loans, to the extent they are awarded by Elliott to Oceanair;

3. the Company will present an offer of at least US$70,000 for one of the Air UPIs to be auctioned, subject to certain conditions of the judicial recovery plan. The financing described in item 2 above may be offset against the price eventually paid by Gol for the acquisition of any UPI in the auction.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4. At the same time, the Company agreed to grant Elliott an advance of US$35,000 in four monthly installments. Subject to certain conditions, such amount will be refunded by Elliott if (i) after GOL's compliance with the obligation set forth in item 3 above, Gol or any third party acquires the respective UPI; or (ii) another judicial recovery plan involving the sale of Oceanair landing and take-off schedules is considered valid and such operation is successfully completed. In return for granting such advance, and subject to certain conditions, Elliott will pay to GOL a portion of the resources effectively recovered by Elliott under the Judicial Recovery Process.

Should the Company acquire any UPI Air, it will offer contracting opportunities to Oceanair employees who participate in the activities developed by the respective UPI, through the conclusion of new employment contracts.

The Revised Judicial Recovery Plan must be submitted to the approval of Oceanair's creditors in the Judicial Recovery Process.

33.2.   Purchase options exercise of Exchangeable Senior Notes

On April 17, 2019, in connection with the Exchangeable Senior Notes issued, pursuant to note 17.1, the undersigned exercised the option to purchase the additional principal amount of US$45,000 of Notes, which were also guaranteed by the Company and its subsidiary GLA.

In the context of the exercise of the option to purchase the Additional Notes by the initial subscribers, the Company entered into private capped call transactions with some of the underwriters through which it is generally expected to reduce the potential dilution of preferred shares and ADSs of the Company, under the same terms as the original issue.

The Company will use the proceeds from the issuance of the Notes to pay the transaction costs associated with the issue, including costs related to derivative operations and to financing its operations.

33.3.   Authorized capital limit increase

On the Extraordinary Shareholders' Meeting held on April 18, 2019, the shareholders with the right to vote (representing 2,863,682,710 votes and 23.38% of the dividend interest) were unanimously resolved to increase the Company's authorized capital limit from R$4,000,000 to R$6,000,000.

33.4.   Payment of interest on capital by the subsidiary Smiles

On April 15, 2019, the subsidiary Smiles Fidelidade paid interest on capital distributed in the period in the total amount of R$15,850.

33.5.   Payment of dividends by the subsidiary Smiles

On February 14, 2019, the Board of Directors of Smiles Fidelidade approved the distribution of additional dividends to the shareholders related to the result obtained in 2018, which was ratified by the shareholders of Smiles Fidelidade at the annual general meeting held on April 16, 2019. Payment will occur on May 3, 2019.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the unaudited interim consolidated financial statements

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.6.   Capital increase

On April 26, 2019, the Company's Board of Directors approved the capital increase in the amount of R$512 related to the exercise of 142,290 stock options during the period.

33.7.      Issue of Subscription Warrants - Exchangeable Senior Notes

On April 26, 2019, the Company's Board of Directors approved the issuance of up to 56,052,996 preferred share subscription warrants at a unit price of R$13.04. The purpose of this issue is to enable the Exchangeable Senior Notes carried out by Gol Equity Finance, announced on March 14, 2019.